

April 24, 2013

Via Email
Frank T. Connor
Executive Vice President and Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> **Re: Textron Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Note 4: Accounts Receivable and Finance Receivables, page 55

1. We note your disclosure that you expect to liquidate the majority of your remaining non-captive portfolio over the next two years instead of "over the next several years" as previously reported. We also note that $230 million of the remaining portfolio is classified as held for investment. Your accounting policy states that finance receivables are classified as held for investment when you have the intent and the ability to hold the receivables for the foreseeable future or until maturity or payoff. If the remaining balance is comprised of receivables with maturity dates extending beyond the next two years, please tell us why you believe the classification of these remaining receivables as held for investment is appropriate and your consideration of ASC 310-10-35-49 for these receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief